UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Bandag, Incorporated
(Exact name of registrant as specified in its charter)

Iowa	42-0802143
(State of incorporation	(IRS Employer
or organization)	Identification No.)

2905 North Highway 61, Muscatine, Iowa	52761-5886
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Share Purchase Rights	New York Stock Exchange and
Chicago Stock Exchange
Class A Common Share Purchase Rights	New York Stock Exchange and
Chicago Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [  ]

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.      Description of Registrant’s Securities to be Registered.

        On August 21, 2006, the Board of Directors of Bandag, Incorporated (the “Company”) declared a dividend of (a) one common share purchase right (a “Common Share Purchase Right”) for each outstanding share of common stock, par value $1.00, of the Company (the “Common Shares”) and each outstanding share of class B common stock, par value $1.00, of the Company (the “Class B Common Shares”) and (b) one class A common share purchase right (a “Class A Common Share Purchase Right”) (the Class A Common Share Purchase Rights and Common Share Purchase Rights being collectively referred to as “Rights”) for each outstanding share of class A common stock, par value $1.00, of the Company (the “Class A Common Shares”). The dividend is payable on September 12, 2006 to the shareholders of record on September 12, 2006 (the “Record Date”). Each Common Share Purchase Right or Class A Common Share Purchase Right entitles the registered holder to purchase from the Company one-half of one Common Share or one-half of one Class A Common Share, as applicable, at a price of $100 per Common Share (equivalent to $50 for each one-half of one Common Share) (the “Common Shares Purchase Price”) or a price of $100 per Class A Common Share (equivalent to $50 for each one-half of one Class A Common Share) (the “Class A Common Shares Purchase Price”) (when used without further specification as to which, the Common Shares Purchase Price and Class A Common Shares Purchase Price being collectively referred to as the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, N.A. as Rights Agent (the “Rights Agent”).

        Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, other than any member of the Carver Family (as defined in the Rights Agreement), the Company, any subsidiary of the Company, any employee benefit plan of the Company or of any subsidiary of the Company, or any entity holding Common Shares or Class A Common Shares for or pursuant to the terms of any such plan, or any trustee, administrator or fiduciary of such a plan (an “Acquiring Person”), has acquired beneficial ownership of 20% or more of the outstanding Common Shares, 20% or more of the outstanding Class A Common Shares or 20% or more of the outstanding Common Shares and Class A Common Shares on a combined basis (the “Shares Acquisition Date”) or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares, 20% or more of such outstanding Class A Common Shares or 20% or more of such outstanding Common Shares and Class A Common Shares on a combined basis (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share, Class A Common Share or Class B Common Share certificates outstanding as of the Record Date, by such Common Share, Class A Common Share or Class B Common Share certificate, as applicable. The Rights Agreement excludes from the definition of Acquiring Person any shareholders who or which, as of August 21, 2006, own in excess of the thresholds, as long as they do not purchase any additional Common Shares or Class A Common Shares.

        The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares, Class A Common Shares and Class B Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share, Class A Common Share or Class B Common Share certificates issued after the Record Date, upon transfer, conversion or new issuance of Common Shares, Class A Common Shares or Class B Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, Class A Common Shares or Class B Common Shares outstanding as of the Record Date, even without such notation being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares, Class A Common Shares or Class B Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares, Class A Common Shares and Class B Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on August 20, 2016, unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of Common Shares or Class A Common Shares, as appropriate, or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares or Class A Common Shares (except as further provided in the Rights Agreement), (ii) upon the grant to holders of the Common Shares or Class A Common Shares of certain rights or warrants to subscribe for or purchase Common Shares or Class A Common Shares at a price, or securities convertible into Common Shares or Class A Common Shares with a conversion price, less than the then current market price of the Common Shares or Class A Common Shares, as applicable, or (iii) upon the distribution to holders of the Common Shares or Class A Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Common Shares or Class A Common Shares, as applicable) or of subscription rights or warrants (other than those referred to above).

        In the event (a “Flip-In Event”) any Person (as defined in the Rights Agreement) shall become an Acquiring Person other than in a transaction that would be a Flip-Over Event (as defined below) proper provision will be made so that each holder of a Right will have a right to receive that number of Common Shares or Class A Common Shares that at the time of such Flip-In Event have a per share market price equal to two times the exercise price of the Right. Nothwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are or were acquired or beneficially owned by an Acquiring Person, or any Associate or Affiliate of such Acquiring Person (each as defined in the Rights Agreement), will be null and void.

        In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, (ii) the Company acquires another entity in a merger or other business combination transaction or (iii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i), (ii) and (iii) are herein referred to as “Flip-Over Events”), each Right (other than Rights that are or were acquired or beneficially owned by an Acquiring Person, or any Associate or Affiliate of such Acquiring Person) would entitle holders to buy common stock of the acquiring company that would have a market value of twice the exercise price per Right upon payment of the then current exercise price.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares and/or Class A Common Shares, as the case may be, will be issued upon the exercise of any Rights. In lieu of fractional Common Shares or Class A Common Shares, as the case may be, a cash payment will be made, as provided in the Rights Agreement. No Common Share Purchase Rights may be exercised that would entitle the holder to any fraction of a Common Share greater than one-half of a Common Share unless concurrently therewith such holder purchases an additional fraction of a Common Share which, when added to the number of Common Shares to be received upon such exercise, equals an integral number of Common Shares, as provided in the Rights Agreement. No Class A Common Share Purchase Rights may be exercised that would entitle the holder to any fraction of a Class A Common Share greater than one-half of a Class A Common Share unless concurrently therewith such holder purchases an additional fraction of a Class A Common Share which, when added to the number of Class A Common Shares to be received upon such exercise, equals an integral number of Class A Common Shares, as provided in the Rights Agreement.

        The Purchase Price is payable by certified check, cashier’s check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares and/or Class A Common Shares, as the case may be, having an equivalent value.

        At any time prior to a Person becoming an Acquiring Person, the Rights may be redeemed by the Company at a redemption price of $.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, but prior to such Person’s acquisition of 50% or more of the outstanding Common Shares, 50% or more of the outstanding Class A Common Shares, or 50% or more of the outstanding Class A Common Shares and Common Shares on a combined basis, exchange the Rights for Common Shares and/or Class A Common Shares, as the case may be, at an exchange ratio of one-half of one Common Share per Right, or one-half of one Class A Common Share per Right, subject to adjustment, as provided in the Rights Agreement.

        Other than provisions relating to the principal economic terms of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than 10%, with appropriate exceptions for a person or group then beneficially owning Common Shares, Class A Common Shares or Common Shares and Class A Common Shares in excess of 20% of the number of shares then outstanding, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

        At least once every three years, the Company’s Nominating and Corporate Governance Committee will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        As of August 21, 2006, there were approximately 9,091,084 Common Shares issued and outstanding; approximately 9,433,317 Class A Common Shares issued and outstanding; and 917,251 Class B Common Shares issued and outstanding. Each outstanding Common Share and outstanding Class B Common Share on the Record Date will receive one Common Share Purchase Right, and each outstanding Class A Common Share on the Record Date will receive on Class A Common Share Purchase Right. As long as the Rights are attached to the Common Shares, Class A Common Shares and Class B Common Shares, the Company will issue one Right, as applicable, for each Common Share, Class A Common Share and Class B Common Share which becomes outstanding between the Record Date and the Distribution Date so that all such shares will have attached Rights.

        The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Shares Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price. The Rights are designed to provide additional protection against abusive takeover tactics such as offers for all shares at less than full value or at an inappropriate time (in terms of maximizing long-term shareholder value), partial tender offers and selective open-market purchases. The Rights are intended to assure that the Company’s Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

        The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A-1 and Exhibit A-2 the Forms of Rights Certificates, is attached hereto as an exhibit. The foregoing description of the Rights is does not purport to be complete and is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Item 2.      Exhibits.

4.1	Rights Agreement, dated as of August 21, 2006, between Bandag, Incorporated and Computershare Trust Company, N.A.

All exhibits required by the instructions to Item 2 will be supplied to the New York Stock Exchange and the Chicago Stock Exchange.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BANDAG, INCORPORATED
(Registrant)
By: /s/ Warren W. Heidbreder
Warren W. Heidbreder
Vice President, Chief Financial Officer

Date: August 22, 2006

BANDAG, INCORPORATED
Exhibit Index to Form 8-A dated August 22, 2006

Exhibit
Number	Description

4.1	Rights Agreement, dated as of August 21, 2006, between Bandag, Incorporated and Computershare Trust Company, N.A.